Consent of Independent Registered Public Accounting Firm

The Board of Directors
Answers Corporation

We consent to the incorporation by reference in the registration statement, filed on or about November 13, 2006, on Form S-8 of Answers Corporation and Subsidiary (“the Company”) of our report dated March 20, 2006, with respect to the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of operations, change in stockholders’ equity and comprehensive loss, and cash flows for each of the years then ended, which report appears in the December 31, 2005 annual report on Amendment No. 2 to Form 10-KSB of the Company.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

November 10, 2006